Exhibit 99.1

6 June 2024

PureTech Health plc

Result of General Meeting

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, is pleased to announce that at the General Meeting of the Company held at 11:00 a.m. New York City time (4:00 p.m. London time) today at the Company’s offices at 6 Tide Street, Boston, Massachusetts, 02210, United States, the proposed Special Resolution as set out in the Circular containing the Notice of General Meeting circulated to Shareholders and published on 20 May 2024 was duly passed.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below:

Resolution	For	%	Against	%	Withheld	Total votes cast
1. To approve a tender offer to acquire approximately 33,500,000 ordinary shares (including ordinary shares represented by American depositary shares (‘’ADSs’’)) for 250 pence per ordinary share (including ordinary shares represented by ADSs) in the Company on the terms set out in the circular to shareholders dated 20 May 2024.	186,119,551	99.94%	113,744	0.06%	49,148	186,233,295

Notes:

(1) A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2) As at 4 June 2024, the latest practicable date for the General Meeting, the number of issued shares in the Company entitling the holders to attend and vote for or against the special resolution at the General Meeting was 270,814,102 Ordinary Shares. This does not include 18,654,057 Ordinary Shares held in treasury. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3) The full text of the resolution may be found in the Circular containing the Notice of General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/tender-offer and on the National Storage Mechanism. The resolution may also be found in the Circular containing the Notice of General Meeting included as an exhibit to the Schedule TO filed with the Securities and Exchange Commission and available for inspection at https://sec.gov.

Tender Offer

Further to the Company’s announcement and the Circular dated 20 May 2024, the latest time and date for receipt of Tender Forms or TTE Instructions from Shareholders in respect of the Tender Offer is 1:00 p.m. London time on 20 June 2024, and the latest time and date for receipt by the Tender Agent of Letters of Transmittal for ADSs and book-entry transfer of ADSs in respect of the Tender Offer is 5:00 p.m. New York City time on 18 June 2024.

The results of the Tender Offer will be announced on 24 June 2024.

References to times in this timetable are to London time (British Summer Time (BST)) or New York City time (Eastern Daylight Time (EDT)) (as stated).

Capitalised terms in this announcement (unless otherwise defined) have the same meanings as set out in the Circular.

Contact:

PureTech Health plc

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

Jefferies International Limited

Ed Matthews

+44 (0)20 7548 4107

ematthews1@jefferies.com

Jee Lee

+44 (0)20 7029 8545

Jee.Lee@jefferies.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statement that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the Tender Offer. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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